FOR IMMEDIATE RELEASE

ENTERRA ENERGY SCHEDULES 2005 FOURTH QUARTER AND YEAR-END RELEASE AND CONFERENCE CALL FOR THURSDAY, MARCH 30TH

Calgary, Alberta – March 27, 2006 — Enterra Energy Trust (NYSE:ENT; TSX: ENT.UN) today announced that it will issue its financial results for the fourth quarter and year-end 2005 on Thursday, March 30, 2006, prior to the opening of the stock market.  A conference call hosted by Keith Conrad, President & CEO, John Kalman, CFO and John Reader, VP Operations will take place that morning at 12:00 noon Eastern Time/10:00 am Mountain Time, to discuss these results, recent corporate news and the outlook for Enterra.  Interested parties may participate in the call by dialing 706-679-3057.  Please call in 10 minutes before the conference is scheduled to begin and ask for the Enterra Energy conference call.  After opening remarks, there will be a question and answer period; questions may be e-mailed in advance to llatman@equityny.com.

This conference call will be webcast live over the Internet on the homepage of the Company’s website at www.enterraenergy.com.  To listen to the live call, please go to Enterra Energy’s website at least 15 minutes early to register, and if necessary, download and install any audio software.  If you are unable to listen live, the conference call will be archived and can be accessed for approximately 90 days.  We suggest listeners use Microsoft Explorer as their browser.

Headquartered in Calgary, Enterra Energy Trust is a Canadian oil and gas income trust operating in Western Canada.  The Trust acquires, operates, and exploits crude oil and natural gas wells, focusing on low risk and low cost development.  The Trust pays out a monthly distribution, which is currently $.18.

FOR FURTHER INFORMATION PLEASE CONTACT:

Enterra Energy Trust

Investor Relations Counsel:

E. Keith Conrad, President and CEO

The Equity Group

(403) 539-4306

Linda Latman (212) 836-9609

John Kalman, CFO

Lena Cati (212) 836-9611

(403) 444-4423

www.theequitygroup.com

www.enterraenergy.com